

December 7, 2010

Michael D. Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
11220 Elm Lane, Suite 103
Charlotte, NC 28277

> **Re: Chanticleer Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 24, 2010**
> **File No. 000-29507**

Dear Mr. Pruitt:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that holders of approximately 55.9% of your shares consented to the forward stock split. Please tell us how the written consents were obtained in compliance with Regulation 14A or explain why such regulation is not applicable. Please refer to Rule 14a-1(f) and (l) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me, at (202) 551-3386, with any questions.

Sincerely,

Duc Dang
Senior Counsel